Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

March 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  Kyle Wiley

Matthew Crispino

Robert Littlepage

Re:	Rezolve AI Limited

Amendment No. 4 to Registration Statement on Form S-4

Filed January 18, 2024

File No. 333-272751

Ladies and Gentlemen:

This letter is submitted in connection with a telephone conference held with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) held on March 21, 2024 in respect of Rezolve AI Limited’s (“we”, “our” or “us”) Amendment No. 4 to the Registration Statement on Form S-4, filed with the Commission on January 18, 2024 (the “Registration Statement”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

In response to a request made by the Staff following the call, we are attaching the text of our responses provided to the Staff via email prior to and after the call to this correspondence as Annex A and Annex B, respectively.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or require further information, please contact Gerry Williams at (404) 736-7891 or Penny Minna at (410) 580-4228.

Sincerely,

Rezolve AI Limited.

Name: Daniel Wagner
Title: Chief Executive Officer

cc:	Penny Minna, Esq.

DLA Piper LLP (US)

ANNEX A

Dear SEC team,

In advance of our call today, we have prepared the following for your review and reference. The chronology in the table below highlights key events in our ownership and management of ANY Lifestyle from the date of acquisition to end 2023.

We have also reviewed the legal boilerplate in Schedule 4 from the Agreement ‘Acts requiring consent of the Buyer’ and commented on each and every possible breach of those terms which will also, we believe be helpful to you in advance of todays call.

Regards,

Richard Burchill

Chief Financial Officer

Rezolve Timeline from Acquisition of ANY Lifestyle

Date	Description	Accounting/Notes
August 28, 2021	Peter Vesco appointed Chairman	Peter Vesco daily in the offices of ANY and regular visits in all locations,

August 30, 2021	Acquisition agreement “Signed Binding Term Sheet”	VIE model – Primary Beneficiary

September 6, 2021	Commencement of Weekly Management Meetings chaired by Peter Vesco	Agenda: sales reporting, new initiatives, project controlling, HR topics, Budget/FC and investments. New ANY sales proposition kick off

September 10, 2021	New reporting format launched	Format to align with Rezolve P&L structure and KPIs

September 14, 2021	New ANY website launched (Archive snapshot here: https://web.archive.org/web/20211211221925 /https://www.any-lifestyle.de/)	Promoting Rezolve services (Audio and Print Watermarks, GeoZones, etc.) Current live website https://www.any-lifestyle.de

September 15, 2021	Commencement of marketing	Mailing campaign, meetings, public events to introduce the new ANY to all clients: ANY is a digital omnichannel marketing agency

September 15, 2021	Launch of the “ANY APP powered by Rezolve” project	Merchant to promote their offers via GeoZones and Instant Buy. Consumers / Listener to benefit from best offers.

September 17, 2021	Commencement of Sales Training	Rezolve invested materially in creation of the ANY app and marketing (e.g. Commandante marketing, eqnx-solutions, Freiheit Gruppe etc.)

September 21, 2021	Company wide sales initiative to sell “Rezolve SDK” to the top 100 clients	Decision to rebrand ANY Lifestyle GmbH to Rezolve Lifestyle Germany GmbH

November 30, 2021	New Executive Management announced	Key people from Rezolve in executive positions. Georg von Waldenfels Head of Marketing, Ercan Kilic Head of Sales Ops, Daniel Danilov Head of Backoffice Merchant boarding. New sales director Uwe Stoffel with a digital background.

December 3, 2021	Sales incentive plan of €1m	Communicated to Sales Teams for selling Rezolve technologies

February 11, 2022	Formal transfer of all shares to Rezolve	VIE model – Primary Beneficiary

June 22, 2022	Press Announcement of app launch and acquisition	https://www.globenewswire.com/en/news-release /2022/06/15/2463039/0/en/Rezolve -acquires-ANY-Lifestyle-Marketing-in-Germany -intended-to-revolutionize-Mobile-Engagement.html

July 7, 2022	Launch of ANY Club (exclusive offers for members)	Commencement of a series of executive events for “Instant Checkout”, “Digital Marketing”, “The future of e-commerce” – all held at the Radio Stations’ offices.

September 20, 2022	Introduction of ‘Instant Buy for Web’ and commencement of sales focus

December 28, 2022	Temporary change of legal ownership of ANY to Radio Group due to listing timeline expiration. Active process to renew (requiring new documentation and German Notary process)	VIE model – Primary Beneficiary.

Q1 2023	A series of customer events and workshops held at Radio Station’s offices

May 24, 2023	Extension to the acquisition agreement finalized and Notarized	VIE model – Primary Beneficiary

June 9, 2023	Launch of new Rezolve Digital Initiatives

•  ANY Deals powered by Rezolve (WhatsApp Marketing using Rezolve SmartCodes and Instant Checkout)

•  Promotion of Brain Assistant via Radio Spots and Events (biweekly “Orange hour”)

•  Creating sales pipe for Brain Commerce (e.g. Lufthansa, ECE, Addidas, SportFive, etc)

November 17, 2023	Extension to the acquisition agreement finalized and Notarized	VIE model – Primary Beneficiary

Review of Consent and possible breach of Schedule 4 from the Acquisition Agreement

Schedule 4 is a boilerplate legal appendix that has many elements that are unlikely or virtually impossible to breach. Nevertheless, we have responded outlining a combination of legal, contractual, and operational responses as appropriate. In summary, for each requirement, Rezolve could consider specific steps to mitigate the impact of the breach and ensure compliance moving forward. Below, we outline potential actions for each:

1.

Creating, Extending, or Issuing Securities Without Consent: Rezolve can demand immediate cessation of any unauthorized activities and seek legal remedies, including injunctive relief to prevent further breaches and damages for any losses incurred. We may also negotiate for a reversal or annulment of the transactions if possible.

2.

Allotting Shares or Securities Without Consent: Similar to the first, demand cessation and seek damages. Additionally, consider requiring the company to repurchase or cancel the unauthorized shares or securities.

3.

Entering/Terminating Material Contracts Without Consent: Request a detailed review of the contract in question, including its terms and implications for the business. If termination is already executed, negotiate for reinstatement or seek damages. For unauthorised entries into contracts, seek termination if detrimental, or ratification along with stricter future oversight although we are confident our current oversight is sufficiently stringent to prevent this abuse.

4.

Departing from Normal Trading Operations: Demand an immediate return to the agreed scope and manner of operations. Implement more rigorous monitoring and approval processes for operational decisions although we are confident our current oversight is sufficiently stringent to prevent this abuse.

5.

Unapproved Budgeting Decisions: Require the submission of the unauthorised budget for review and adjustment in line with Rezolve’s consent. Implement tighter controls on future budgetary processes although we are confident our current oversight is sufficiently stringent to prevent this abuse.

6.

Incurring Unbudgeted Costs: Insist on a review of all unbudgeted expenditures and demand reimbursement or offsetting of any unauthorised spending. Strengthen financial controls and approval thresholds although we are confident our current oversight is sufficiently stringent to prevent this abuse.

7.	Unapproved Remuneration Changes: Reverse any unauthorised remuneration changes. Implement strict guidelines and approval processes for any future changes in remuneration.

8.

Acquiring Assets on Unapproved Terms: Assess the impact and potential benefits of the acquisitions. If detrimental, negotiate for termination or reversal of the agreements. Enhance oversight on asset acquisitions.

9.

Disposing of Significant Fixed Assets: Demand a halt to any ongoing or planned disposals not approved. If already completed, negotiate for the recovery of assets or compensation. Strengthen asset management policies and approval processes although we are confident our current oversight is sufficiently stringent to prevent this abuse.

10.

Allowing Liens on Assets: Require an immediate report of all such liens and negotiate their removal. Improve oversight on financial dealings to prevent future occurrences although in reality, getting a lien on assets would almost certainly require involvement from Rezolve’s local manager.

11.

Writing Off or Releasing Significant Debts: Demand justification and review the decisions for writing off or releasing debts. If unjustified, seek recovery or adequate compensation. In reality, the writing off of debt would be a decision for Rezolve and Rezolve financial advisors.

12.

Insurance Policy Lapses or Void Actions: Demand immediate renewal or replacement of lapsed policies and rectification of any actions that could void policies. Implement checks to ensure continuous coverage.

13.

Unauthorized Dividends or Distributions: Demand cessation and recovery of distributed amounts where possible. Implement strict controls on financial distributions although, again, we are confident our current oversight is sufficiently stringent to prevent this abuse.

14.

Unapproved Borrowing or Credit: Review the terms and necessity of the borrowing or credit. Negotiate for repayment or restructuring. Tighten financial controls and approval for future borrowings although we are confident our current oversight is sufficiently stringent to prevent this abuse.

15.

Settling Legal or Arbitration Proceedings Without Consent: Review the terms of the settlement. If unfavourable, consider legal options to contest or renegotiate. Establish protocols for handling legal matters but unlikely any legal issues could be settled or run without knowledge and oversight of Rezolve’s local manager.

16.

Making Unapproved Loans or Advances: Demand a review of all such transactions. Seek recovery of funds or adequate security. Strengthen oversight on financial disbursements although we are confident our current oversight is sufficiently stringent to prevent this abuse.

17.

Dismissal or Alteration of Sales/Marketing Employee Terms: Review the circumstances and legality of any dismissals or contractual changes. If wrongful, negotiate reinstatement or compensation. Implement clear HR policies and approval processes.

18.

Disposing of Shares or Securities in Other Companies: Halt any ongoing or planned disposals. If disposals have been made, assess options for recovery or compensation. Currently there are no such shares or securities held by ANY.

19.

Unapproved Capital Transactions: Reverse or modify any capital transactions not consented to. Strengthen governance over capital management decisions although we are confident our current oversight is sufficiently stringent to prevent this abuse.

20.

Admitting New Shareholders Without Consent: Review the admissions and negotiate for rescission if necessary. Implement tighter controls on shareholder admissions although we are confident our current oversight is sufficiently stringent to prevent this abuse.

21.

Selling Assets or Granting Options Without Consent: Stop any unauthorised sales or options. Negotiate for reversal or compensation. Establish clear asset management and disposal policies although we are confident our current oversight is sufficiently stringent to prevent this abuse.

22.

Licensing Intellectual Property Without Consent: Review the terms and potential impact of the licenses. If detrimental, seek to terminate or renegotiate. Ensure IP management is closely monitored but unlikely any IP could be licensed without knowledge and oversight of Rezolve’s local manager, and ANY doesn’t own IP of value currently.

23.

Engaging in Mergers, Acquisitions, or Partnerships Without Consent: Evaluate the strategic fit and impact of such actions. If unfavourable, negotiate for exit or dissolution. Highly unlikely this could take place without Rezolve’s involvement.

24.

Real Estate Transactions Without Consent: Halt any unauthorized transactions. If completed, assess and, if necessary, reverse or seek compensation. Highly unlikely this could take place without Rezolve’s involvement.

25.

Factoring or Disposing of Book Debts Without Consent: Assess the impact and terms of such transactions. Seek reversal or ensure terms are favourable. Highly unlikely this could take place without Rezolve’s involvement.

26.

Excessive Guarantees or Indemnities: Demand an immediate review of all such guarantees or indemnities. If the guarantees or indemnities are found to be unjustifiably high or not in the best interest of the company, negotiate for their cancellation or reduction. Implement strict controls and require buyer consent for future guarantees or indemnities above a certain threshold. Highly unlikely this could take place without Rezolve’s involvement.

27.

Altering Bank Mandates Without Consent: Request an immediate report of all changes made to the bank mandates. Review these changes for their impact on the company’s financial operations. If changes are found to be detrimental or unauthorized, seek to reverse them. Highly unlikely this could take place without Rezolve’s involvement and approval.

28.

Delegating Board Powers or Duties Without Consent: Review the extent and impact of the delegated powers or duties. If such delegation is found to be inappropriate or harmful to the company’s interests, seek to revoke the delegation. Moving forward, implement governance rules that restrict the delegation of certain board powers and duties without prior consent from Rezolve.

29.

Changing Auditors Without Consent: If new auditors have been appointed or existing auditors removed without consent, evaluate the qualifications and independence of the new auditors. If the change is deemed not in the best interest of the company, negotiate for the reappointment of the previous auditors or a new selection process that includes the buyer’s involvement. Rezolve needs to consent the appointment of auditors so highly unlikely this could take place.

30.

Letting Insurance Policies Expire Without Renewal: Demand an immediate assessment of all lapsed policies. Ensure that new policies are secured as soon as possible to maintain continuous coverage, choosing terms that are reasonable given current market conditions. Review the reasons behind the lapse and implement procedures to prevent future lapses, such as automated renewal alerts or more stringent oversight of the company’s insurance portfolio.

For all these situations, Rezolve believes that it has already put in place robust mechanisms and checks to prevent future breaches. This includes direct communication and control of the company’s management, with rigorous oversight and approval processes, and a strong and effective governance structure which ensures alignment with Rezolve’s interests.

ANNEX B

All,

I wanted to thank you for your time on the call today and for your forbearance of me and my contribution.

In the interests of expediency, I thought this note might be helpful:

1.

Rezolve has been in uninterrupted control of ANY since August 2021 including the appointment of an Executive Chairman on Day One, removing the CEO and appointing other senior executives from Rezolve to manage the business.

2.	Irrespective of the contractual peculiarities, Rezolve has owned and operated the business from day one

3.	Many of the issues surrounding effective settlement of the acquisition has been as a result of the prolonged de-SPAC process

Operationally, Rezolve has governed, controlled, operated, funded, managed, steered, monitored and audited the business on a daily basis with all the headaches and heartaches that come with that activity.

Nevertheless, despite my conviction that ANY has always been a VIE, I would be extremely grateful for your clear adjudication on this final, outstanding point in relation to our listing as soon as possible. This will allow us to finalise our audit for 2023 (is ANY in or out?) and determine our immediate focus for our German business.

For a bit of light-hearted context, I asked Rezolve’s Brain Assistant – a Generative Ai powered knowledge base – “What is a VIE in terms of PCAOB audit practice?” and the answer was as follows (emphasis added):

A Variable Interest Entity (VIE) in terms of PCAOB (Public Company Accounting Oversight Board) audit practice refers to an entity in which the investor holds a controlling interest that is not based on the majority of voting rights. The PCAOB provides guidelines on how auditors should handle VIEs during an audit.

In an audit, the auditor must determine whether the company under audit has correctly identified its VIEs and whether it has correctly applied the VIE accounting rules. This includes determining whether the company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The PCAOB also requires auditors to assess and address the risks of material misstatement associated with a company’s involvement with a VIE. This includes understanding the terms of the arrangements, evaluating the company’s identification and accounting for its involvement with a VIE, and testing the company’s procedures for identifying and reporting its involvement with VIEs.

With best wishes and kind regards,

Dan